FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 July 12, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F   X        Form 40-F
                    -----                  -------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

          Yes                  No   X
              -----               -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                                Total Pages: 2

9 July 2002




The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP




Dear Sirs,

Dealing by Director in Ordinary shares of Smith & Nephew plc

We have been informed today that Dr. Rolf Stomberg, a director of Smith & Nephew plc, acquired 49 Ordinary shares of the Company at 337 pence each, through the re-investment of the final dividend, on 4 July 2002. Dr. Stomberg now has a beneficial interest in 6,913 Ordinary shares being 0.00075% of the issued share capital of the Company.

Yours faithfully,





P.R. Chambers
Company Secretary